EXHIBIT 20

NEWS RELEASE	[CIGNA Logo]

For Release:	Immediate

Contact:	Edwin J. Detrick, Investor Relations - (215) 761-6130
Wendell Potter, Media Relations - (215) 761-4450

CIGNA REPORTS FOURTH QUARTER AND FULL YEAR 2000 RESULTS

PHILADELPHIA, February 9, 2001 -- CIGNA Corporation (NYSE:CI) today reported fourth quarter 2000 operating income1 from continuing operations of $285 million, or $1.81 per share2. This represents a 9% increase compared with operating income from continuing operations of $1.66 per share for the fourth quarter of 1999.

Excluding nonrecurring items3 in both 2000 and 1999, full year 2000 operating income from continuing operations was $1.1 billion ($6.84 per share). This represents a 27% increase compared with operating income from continuing operations of $5.38 per share for full year 1999.

"It is gratifying to see the marketplace recognize CIGNA for our product breadth and innovation in the employee benefits sector," said H. Edward Hanway, CIGNA's chief executive officer. "As an example, the addition of nearly one million medical lives in 2000 is a testament to our success in gaining market share by offering consumers the choices they value and need to effectively protect their families' health and well-being."

HIGHLIGHTS OF CONSOLIDATED RESULTS:

o

Consolidated revenues of $5.1 billion increased 6% over the fourth quarter of 1999. Consolidated revenues for full year 2000 were $20.0 billion, up 7%, compared with $18.7 billion for the same period last year, excluding the results of discontinued operations[4]. The increases were primarily due to business growth in the Employee Health Care, Life and Disability Benefits segment.

o

The company repurchased 2.0 million shares of its common stock for $249 million during the fourth quarter and 672,700 shares for $80 million in January 2001. Stock repurchases in 2000 resulted in a 10% decrease in shares outstanding since December 31, 1999. Total available repurchase authority is approximately $470 million at February 9, 2001.

o	Cash available at the parent company for redeployment was approximately $440 million at December 31, 2000.

o	Assets at December 31, 2000 were $95.1 billion, compared with $95.3 billion at December 31, 1999.

HIGHLIGHTS OF SEGMENT RESULTS:

Employee Health Care, Life and Disability Benefits

o

This segment includes CIGNA's HMO and Indemnity operations. HMO includes medical and dental managed care and specialty health care operations. Indemnity includes medical and dental indemnity, disability, and group life insurance operations.

After-Tax Operating Income ($ millions):

	Fourth Qtr. 2000	Fourth Qtr 1999	Change	Pro forma[5] Fourth Qtr. 1999	Change
HMO	$ 124	$ 118	5%	$ 114	9%
Goodwill	(10)	(10)	-	(10)	-

Net HMO	114	108	6	104	10

Indemnity	97	109	-11	106	-8
Goodwill	(5)	(5)	-	(5)	-

Net Indemnity	92	104	-12	101	-9

Total Segment	$ 206	$ 212	-3%	$ 205	-%

o

Operating income for the segment was essentially flat in the quarter, compared with pro forma[5] operating income for the same period last year. Fourth quarter 1999 operating earnings included approximately $15 million of favorable after-tax adjustments for account and tax reviews.

o	Full year 2000 operating income for the segment was $762 million, compared with $711 million (pro forma of $685 million) for the same period last year.

o

Fourth quarter 2000 HMO operating earnings increased 10%, versus pro forma 1999 fourth quarter results, which included favorable adjustments of approximately $5 million. The earnings increase was primarily due to improved results for the full risk medical business and higher earnings in the specialty health care operations.

o	Full year 2000 HMO operating earnings of $460 million increased 19%, compared with proforma 1999 results ($387 million).

o

Fourth quarter 2000 Indemnity operating earnings declined 9%, versus pro forma 1999 fourth quarter results, which included favorable after-tax adjustments of approximately $10 million. The results reflect higher earnings from retrospectively experience-rated business, offset in part by lower earnings on long-term disability business, primarily due to unfavorable pricing and claims experience.

o	Full year 2000 Indemnity operating earnings of $302 million were essentially level with pro forma 1999 results ($298 million).

o	The after-tax operating margin[6] for the segment was 5.2% for full year 2000, compared with 5.3% for full year 1999.

Premiums and Premium Equivalents ($ millions):

	Fourth Qtr. 2000	Fourth Qtr. 1999	Change
HMO Premiums and Fees	$1,697	$1,610	5%
HMO Equivalents	1,730	1,526	13

	3,427	3,136	9

Indemnity Premiums and Fees	1,788	1,644	9
Indemnity Equivalents	2,805	2,433	15

	4,593	4,077	13

Total	$8,020	$7,213	11%

o

The 11% increase in premiums and premium equivalents[7] for the combined HMO and Indemnity operations in the quarter was driven primarily by membership growth, rate increases and the effect of higher medical costs under alternative funding programs.

o

Full year 2000 premium and premium equivalents were $31.2 billion, a 12% increase, compared with 1999. Premium and premium equivalents for 2000 included $905 million for Medicare operations. CIGNA substantially exited the Medicare business January 1, 2001.

Membership (thousands):

	Dec. 31, 2000	Dec. 31, 1999	Change
HMO	7,234	6,740	7%
Indemnity	7,079	6,617	7

Total Medical Lives	14,313	13,357	7%

o	Total medical membership increased by nearly one million lives, compared with the same period last year, about evenly split between HMO and Indemnity coverages.

o

At December 31, 2000, approximately 20% of CIGNA's 14.3 million medical lives were covered by guaranteed cost managed care and indemnity arrangements (primarily Commercial HMO, Medicare, and Medicaid) where CIGNA assumes the risk for medical cost inflation.

Other Statistics:

	Fourth Qtr. 2000	Fourth Qtr. 1999	Third Qtr. 2000	Full Yr. 2000	Full Yr. 1999
Commercial HMO Medical Risk Loss Ratio	84.3%	84.6%	83.8%	84.2%	84.4%
HMO Administrative Expense Ratio	10.6%	10.3%	10.6%	10.4%	10.4%

o	The fourth quarter and full year 2000 Commercial HMO medical loss ratios improved modestly over the same periods last year.

o	Average net premium yields (i.e., rate increases net of reductions in benefits) for the Commercial HMO business modestly outpaced medical cost inflation for full year 2000.

o

The rate of commercial medical cost inflation for 2000 was approximately 8%. Outpatient and pharmacy (utilization and unit cost increases) continue to be the primary factors that are driving medical cost inflation.

o	The expense ratio for HMO increased over the fourth quarter of 1999, due primarily to technology and eCommerce initiatives, and was level with the third quarter of 2000.

Employee Retirement Benefits and Investment Services

o

This segment, which operates in the defined contribution, defined benefit and corporate life insurance markets, had operating income of $65 million in the fourth quarter of 2000, compared with $69 million for the same period last year. Fourth quarter 1999 operating earnings included approximately $5 million of favorable after-tax adjustments.

o	Operating income for 2000 and 1999 was $257 million and $265 million, respectively. Full year 1999 included approximately $8 million of favorable after-tax adjustments.

o	Assets under management at December 31, 2000 were $55.2 billion, compared with $55.8 billion as of December 31, 1999. The decline primarily reflects stock market depreciation.

o	The ratio of underlying segment operating income to average assets under management was approximately 46 basis points for the full year 2000, compared with 47 basis points for full year 1999.

International Life, Health and Employee Benefits

o

This segment, which includes CIGNA's life insurance and employee benefits businesses operating in select international markets, had operating income of $15 million in the fourth quarter of 2000. This compared with operating income of $8 million for the same period of 1999.

o	Operating income for full year 2000 was $48 million, compared with $18 million for full year 1999, excluding nonrecurring items[3].

o

The improvement in operating income for the fourth quarter primarily reflects business growth in the life insurance and group benefits businesses in Japan and certain other Asian countries. The full year 2000 results also reflect the absence of approximately $15 million in losses from a Brazilian health care operation that CIGNA exited in the third quarter of 1999.

o

Premiums and fees of $518 million increased 18%, compared with $439 million in the fourth quarter of 1999, primarily reflecting growth in the life insurance and group benefits businesses in Japan and certain other Asian countries and higher premiums and fees for products related to expatriate employees of multinational companies.

Other Operations

o

Other Operations includes gain recognition related to the 1998 sale of the individual life insurance and annuity business and the 2000 sale of a portion of the reinsurance business. It also includes the results of the leveraged corporate life insurance operation, the reinsurance business (consisting of the sold reinsurance operations prior to the date of sale and the retained business that was placed in run-off) and the settlement annuity business.

o

Other Operations reported operating income of $23 million in the fourth quarter of 2000, compared with $26 million for the same period last year. The decrease in the quarter primarily reflects the absence of earnings from the sold reinsurance business. For the full year ended December 31, 2000, Other Operations reported operating income of $101 million, excluding nonrecurring items[3], compared with $139 million reported for the full year ended December 31, 1999.

Corporate

o

Corporate includes unallocated investment income and parent company expenses, primarily debt service. For 1999, Corporate also includes certain overhead expenses previously allocated to the sold property and casualty businesses that have been allocated to the remaining business segments since the beginning of 2000.

o

Corporate had a loss of $24 million in the fourth quarter of 2000, compared with a loss of $19 million for the same period last year. The increased loss in the quarter primarily reflects lower net investment income on unallocated corporate investments resulting from share repurchases following the sale of the property and casualty business. The operating loss for full year 2000 was $58 million, compared with a loss of $71 million for the same period last year, excluding nonrecurring items[3].

NET INCOME

o

Consolidated net income[8] for the quarter was $277 million, or $1.76 per share, compared with $292 million, or $1.63 per share, for the same period last year. Full year 2000 consolidated net income was $987 million, or $6.08 per share, compared with $1.8 billion, or $8.99 per share, for the same period last year.

Quarterly earnings and conference call information are available on CIGNA's web site (http://www.cigna.com) in the Investor Relations section.

* Notes:

1.	Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results and the cumulative effect of an accounting change in 1999.

2.	All earnings per share amounts are on a diluted basis.

3.

Consolidated operating income for full year 2000 excludes a third quarter after-tax charge of $127 million associated with the run-off reinsurance business, principally for reserve strengthening (reported in the Other Operations segment).

Consolidated operating income for full year 1999 excludes:

o	a second quarter after-tax gain of $43 million from the sale of a partial interest in CIGNA's Japanese life insurance business (reported in the International segment),
o	a third quarter after-tax gain of $1.2 billion for the sale of the property and casualty (P&C) business to ACE Limited (reported in discontinued operations),
o	a third quarter after-tax charge of $400 million attributable to certain Brazilian investments (reported in the International segment), and
o

third quarter after-tax restructuring charges of $10 million for cost reduction initiatives subsequent to the sale of P&C ($3 million reported in the International segment and $7 million reported in the Corporate segment).

4.	On July 2, 1999, CIGNA sold its domestic and international property and casualty business to ACE Limited. In 1999, CIGNA began reporting this business as discontinued operations.

5.

Pro forma 1999 operating income for the Employee Health Care, Life and Disability Benefits segment includes certain overhead expenses that were reported in the Corporate segment until 2000, when these expenses were allocated to the operating segments. Pro forma HMO results include expenses of $4 million after-tax and $14 million after-tax for the fourth quarter and full year of 1999, respectively. Pro forma Indemnity results include expenses of $3 million after-tax and $12 million after-tax for the fourth quarter and full year of 1999, respectively.

6.	Operating margin is defined as operating income divided by GAAP revenue, excluding realized investment gains.

7.

Due to CIGNA's business mix, which has a large concentration of retrospectively experience-rated and ASO business with self-insured customers, rather than fully insured business, management believes that business volume is best measured by premiums and fees plus premium equivalents. Premium equivalents generally equal paid claims under alternative funding programs, where CIGNA's customers assume all or a portion of the responsibility for funding claims. CIGNA would have recorded the amount of these paid claims as additional premiums if these programs had been written as guaranteed cost (full risk) business.

8.

Consolidated net income includes the charges and gains, noted above, recognized during 2000 and 1999, and the $91 million after-tax charge in 1999 for the cumulative effect of adopting a new accounting standard, primarily related to the sold property and casualty business.

9.	CIGNA made certain segment reclassifications, effective January 1, 2000. See Exhibit 1 for additional information.

Exhibit 1

[CIGNA LOGO]

CIGNA CORPORATION
COMPARATIVE SUMMARY OF FINANCIAL RESULTS
(Dollars in millions, except per share amounts)

	Three Months Ended December 31,		Year Ended December 31,
	2000	1999	2000	1999

REVENUES (Excluding discontinued operations)
Premiums and fees	$4,173	$3,927	$16,328	$15,029
Net investment income	753	742	2,942	2,959
Other revenues	192	173	717	664
Gain on sale of business (1)	--	--	--	66
Realized investment gains (losses)	(12)	(5)	7	8

Total	$5,106	$4,837	$19,994	$18,726

OPERATING INCOME (LOSS) BY SEGMENT (2) (3) (Excluding
discontinued operations)
Employee Health Care, Life and Disability Benefits:
HMO operations	$114	$108	$460	$401
Indemnity operations (4)	92	104	302	310

Total Employee Health Care, Life and Disability Benefits	206	212	762	711
Employee Retirement Benefits and Investment Services	65	69	257	265
International Life, Health and Employee Benefits (5)	15	8	48	(342)
Other Operations (4) (6)	23	26	(26)	139
Corporate (7)	(24)	(19)	(58)	(78)

Total	$285	$296	$983	$695

INCOME (LOSS) FROM CONTINUING OPERATIONS (3)
Employee Health Care, Life and Disability Benefits:
HMO operations	$112	$107	$452	$400
Indemnity operations (4)	87	100	316	309

Total Employee Health Care, Life and Disability Benefits	199	207	768	709
Employee Retirement Benefits and Investment Services	64	70	256	272
International Life, Health and Employee Benefits (5)	16	8	48	(343)
Other Operations (4) (6)	22	26	(27)	139
Corporate (7)	(24)	(19)	(58)	(78)

Total	$277	$292	$987	$699

DILUTED EARNINGS PER SHARE:
Operating income (Excluding discontinued operations)	$1.81	$1.66	$6.05	$3.52
After-tax realized investment gains (losses) (Excluding
discontinued operations)	(0.05)	(0.03)	0.03	0.02

Income from continuing operations	1.76	1.63	6.08	3.54
Income from discontinued operations, net of taxes (8)	--	--	--	5.91

Income before cumulative effect of accounting change	1.76	1.63	6.08	9.45
Cumulative effect of accounting change, net of taxes	--	--	--	(0.46)

Net income	$1.76	$1.63	$6.08	$8.99

Weighted average shares (in thousands)	157,648	178,774	162,385	197,248

SHAREHOLDERS' EQUITY at December 31:			$5,413	$6,149

SHAREHOLDERS' EQUITY PER SHARE at December 31:			$35.61	$36.24

(1)  Reflects the second quarter 1999 pre-tax gain of $66 million ($43 million after-tax) recognized upon the sale of a partial interest in CIGNA's Japanese life insurance operation.

(2)  Operating income (loss) is defined as net income (loss) excluding after-tax realized investment results, and, in 1999, the cumulative effect of adopting a new accounting pronouncement.

(3)  In 1999, corporate overhead which would have been allocated to the P&C segment had the sale to ACE Limited not occurred was reported in Corporate (other operating expenses). Effective January 1, 2000, this overhead was allocated to the operating segments. See Exhibit 2 for additional information.

(4)  Effective January 1, 2000, CIGNA combined the operations of one of its new business initiatives (Integrated Care, the results of which had been previously reported in Other Operations) with a business reported in the Employee Health Care, Life and Disability Benefits segment. Integrated Care's after-tax operating loss of $4 million for the three months ended December 31, 1999 and $17 million for the year ended December 31, 1999 was reclassified to conform with this new presentation. See Exhibit 2 for additional information.

(5)  Includes a third quarter 1999 after-tax charge of $400 million ($478 million pre-tax) attributable to certain Brazilian investments and a third quarter 1999 after-tax charge of $3 million ($4 million pre-tax) for restructuring costs.

(6)  In the second quarter of 2000, CIGNA recognized an after-tax charge of $127 million ($195 million pre-tax) for the retained reinsurance business relating to reserve strengthening and certain restructuring costs.

(7)  Includes a third quarter 1999 after-tax charge of $7 million ($11 million pre-tax) for restructuring costs.

(8)  Includes a third quarter 1999 after-tax gain of $1.2 billion recognized upon completion of the sale of the property and casualty business.

Exhibit 2

CIGNA Corporation
Supplemental Financial Information
Financial Data Excluding Specific Adjustments - Results of Operations
(Dollars in millions, except per share amounts)

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits &		International Life, Health &
	HMOs		Indemnity		Total		Investment Svcs.		Emp. Benefits
Three months ended December 31,	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$114	$108	$92	$108	$206	$216	$65	$69	$15	$8
Reclassification for Integrated Care	--	--	--	(4)	--	(4)	--	--	--	--

Operating income (loss) as published	114	108	92	104	206	212	65	69	15	8
Pro forma overhead costs previously
allocated to Corporate*	--	(4)	--	(3)	--	(7)	--	--	--	(1)

Operating income (loss) as adjusted	$114	$104	$92	$101	$206	$205	$65	$69	$15	$7

	Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Three months ended December 31,	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$23	$22	$(24)	$(19)	$285	$296	$1.81	$1.66
Reclassification for Integrated Care	--	4	--	--	--	--	--	--

Operating income (loss) as published	23	26	(24)	(19)	285	296	1.81	1.66
Pro forma overhead costs previously
allocated to Corporate*	--	--	--	8	--	--	--	--

Operating income (loss) as adjusted	$23	$26	$(24)	$(11)	$285	$296	$1.81	$1.66

	Employee Health Care, Life & Disability Benefits						Employee Retirement Benefits &		International Life, Health &
	HMOs		Indemnity		Total		Investment Svcs.		Emp. Benefits
Year ended December 31,	2000	1999	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$460	$401	$302	$327	$762	$728	$257	$265	$48	$(342)
Reclassification for Integrated Care	--	--	--	(17)	--	(17)	--	--	--	--

Operating income (loss) as published	460	401	302	310	762	711	257	265	48	(342)
Charges for the retained reinsurance business	--	--	--	--	--	--	--	--	--	--
Brazilian operations charge	--	--	--	--	--	--	--	--	--	400
Restructuring charge	--	--	--	--	--	--	--	--	--	3
Gain on sale of Japanese life insurance operation	--	--	--	--	--	--	--	--	--	(43)
Pro forma overhead costs previously
allocated to Corporate*	--	(14)	--	(12)	--	(26)	--	(2)	--	(2)

Operating income (loss) as adjusted	$460	$387	$302	$298	$762	$685	$257	$263	$48	$16

	Other Operations		Corporate		Consolidated		Diluted Earnings Per Share
Year ended December 31,	2000	1999	2000	1999	2000	1999	2000	1999

Operating income (loss) prior to reclassification	$(26)	$122	$(58)	$(78)	$983	$695	$6.05	$3.52
Reclassification for Integrated Care	--	17	--	--	--	--	--	--

Operating income (loss) as published	(26)	139	(58)	(78)	983	695	6.05	3.52
Charges for the retained reinsurance business	127	--	--	--	127	--	0.79	--
Brazilian operations charge	--	--	--	--	--	400	--	2.03
Restructuring charge	--	--	--	7	--	10	--	0.05
Gain on sale of Japanese life insurance operation	--	--	--	--	--	(43)	--	(0.22)
Pro forma overhead costs previously
allocated to Corporate*	--	(2)	--	32	--	--	--	--

Operating income (loss) as adjusted	$101	$137	$(58)	$(39)	$1,110	$1,062	$6.84	$5.38

*

In 1999, corporate overhead which would have been allocated to the P&C segment had the sale to ACE Limited not occurred was reported in Corporate (other operating expenses). Effective January 1, 2000, this overhead was allocated to the operating segments. Prior period amounts have not been restated to reflect this change but are illustrated above on a pro forma basis.